

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2012

<u>Via Email</u>
Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re: AOL Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 10, 2012**
> **Additional Soliciting Materials on Schedule 14A**
> **Filed April 10, 2012**
> **File No. 001-34419**

Dear Mr. Wolosky:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Letter to Stockholders</u>

1.   Given that you are not seeking to replace a majority of the board, acknowledge the limitations that your nominees would face if elected to the eight-member board. Further, please balance the message in the letter and in future soliciting materials to acknowledge that there can be no assurance that the election of your nominees will result in changes that enhance stockholder value.

<u>General</u>

2.   Please set forth the basis for, or remove statements that characterize the participants as "significant" shareholders. In this regard, we note the participants' beneficial ownership of 5.3% and its relative ownership percentage vis-à-vis other principal stockholders of the company. Please revise.

3.   Please remove or explain footnote 1. Your proxy statement should clearly identify the total number and identity of the nominees that you intend to nominate to the Board. If it is your intention to nominate less than a majority but more than three director candidates, then revise your materials to state this fact. Please revise or advise. Please also note our subsequent comment 16 regarding substitute nominees.

4.   Please ensure that each statement or assertion of opinion or belief set forth in your proxy statement is characterized as such, and that a reasonable basis for each such opinion or belief exists. Throughout your proxy statement and the additional soliciting materials, you have not consistently characterized your assertions of opinion as such. Additionally, support for opinions or beliefs should be self-evident, disclosed in your materials, or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following non-exhaustive examples of statements or assertions in your materials that are not characterized as an opinion and/or which require supplemental information and further disclosure to support your belief or opinion.

- "Starboard has established a strong track record of creating stockholder value at many public companies over the past ten years."

- "AOL's Display business is currently losing over $500 million per year."

- all assertions regarding estimated valuations of assets, including the assets associated with the Display business and assertions regarding AOL's distinct business units on pages 8-9; and,

- assertions regarding the "substantial" or "massive operating losses" associated with the Display business and Patch.

Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the <u>specific</u> information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Background to the Solicitation, page 4

5.   To the extent relevant to an understanding of the current solicitation by the participants and/or the nominees' plans if elected, further supplement your disclosure to succinctly describe the-material items discussed at meetings between the company and Starboard Value LP on January 13, 2012, January 26, 2012, February 7, 2012, and February 10, 2012. Finally, please update the filing to discuss any material contacts Starboard Value LP and its affiliates have had with the company since the filing of the preliminary proxy statement.

6.   Please provide us with the relevant portion of the Bloomberg article you cite on page 5 and any supplemental support for your statement that Glass Lewis & Co. has concerns over the poor executive structure of the company.

Reasons for the Solicitation, page 7

7.   Please elaborate on the specific plans, if any, that the nominees intend to advocate for if elected. Clarify the "immediate actionable value creation initiatives" and the range of options disclosed on page 10 that the nominees would present for consideration to the board if elected. Further, disclose whether the participants have identified any joint venture partners or buyers for the businesses cited and the timeline for any proposed disposition of assets. If there are no specific plans, state this fact as well.

"AOL's Market Value Does Not Reflect the Value of the Sum of-its Parts…," page 8

8.   Throughout this section, you present tabular data that appear to be based almost entirely on estimates you have created and which omit discussion of material assumptions, methodologies and qualifications. Please remove the tabular data from the proxy statement and future soliciting materials. Refer to Rule 14a-9. Alternatively, revise throughout to disclose the assumptions, methodologies and all relevant metrics used to derive the estimates in your filing. Further, please disclose prominently that the participants' estimates are further limited given that the company data upon which they appear to be derived does not disaggregate the financial results in the same manner.

9.   We note that you have included non-GAAP financial measures in your proxy statement and additional soliciting material, including but not limited to, Access DCF Value and 2011 EBITDA (excluding estimated Display losses). Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures. Additionally, please avoid use of abbreviated terms and instead, define any metrics used to facilitate shareholders' understanding of the information being presented.

10. You indicate on the chart on page 11 that AOL paid $32 million each for TechCrunch and Thing Labs, Inc. and $31 million each for Pictela and About.me, Inc. We note that the company's Form 10-K for the fiscal year ended December 31, 2010 indicates that the aggregate purchase price for these four acquisitions was $63.8 million. Please advise as to why you believe that the aggregate purchase price is $126 million or revise the filing.

11. Please clarify how you calculated Mr. Armstrong's "direct ownership of approximately 1.7% of the outstanding shares of Common Stock" and the Board's "collective 1.8% of the outstanding shares of Common Stock." In this regard, we note that the company's proxy statement indicates that Mr. Armstrong beneficially owns 4.1% of the common stock and that the Board beneficially owns 4.9% of the common stock.

"Our Three Nominees Have the Experience…," page 13

12. Please provide support for the assertion that Mr. Epstein has "delivered significant value to patent owners from the sale or licensing of patents…"

Proposal No. 1, page 15

13. We note that you intend to nominate three directors but have included information regarding five director nominees. Please revise the disclosure throughout the proxy statement to disclose the names of the three director nominees for which you intend to solicit proxies.

14. We refer to Item 401(e) of Regulation S-K and Release No. 33-9089 available at http://www.sec.gov/rules/final/2009/33-9089.pdf. Please disclose the particular qualifications of each nominee considered for the board that led the participants to conclude that they would be suitable for election to AOL's board at this particular time. In this regard, please be advised that the mere recitation of the biographical information of each candidate, without more, is insufficient. For example, please revise to disclose whether the participants considered any specific qualities or experience of each nominee.

15. Please disclose the dates that Messrs. Miller, Smith and Warner have worked for their current employers.

16. You have reserved the right to vote for unidentified substitute nominees. Please advise us, with a view toward revised disclosure, whether you are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm that, should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal No. 4., page 21

17. We refer to footnote 2. Please confirm that your definitive proxy statement when filed, will set forth how the participants intend to vote.

Voting and Proxy Procedures

Quorum; Discretionary Voting, page 23

18. We note disclosure stating that brokers will have discretionary authority to vote shareholders' shares on the proposal regarding the ratification of the independent registered auditors. It is our understanding that given the contested-nature of the election, current NYSE rules do not permit broker discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please revise or advise.

Votes Required for Approval, page 24

19. Please disclose the votes required for the approval of each of the proposals for which you are soliciting proxies other than for the election of directors. See Item 21(a) of Schedule 14A.

Solicitation of Proxies

20. Please disclose the information required by Item 4(b)(4) of Schedule 14A.

21. We note that you plan on soliciting proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

22. Further to our comment above, please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for such online communications.

Incorporation by Reference, page 27

23. You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying on Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy

statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Schedule I

24. Please include information as of the most reasonable practicable date. For example, as may be appropriate, revise to update information required by Item 5(b)(iv) of Schedule 14A.

Proxy Card

25. Please revise to clearly state whether each matter to be acted upon was proposed by the company or by Starboard Value LP. See Exchange Act Rule 14a-4(a)(3).

26. Please revise the proxy statement and form of proxy card to specifically identify the names of the company nominees for whom proxies will not be voted. Refer generally to Release No. 34-31326.

27. Given that you seek to nominate only three persons, please disclose only the names of the three nominees you are proposing and remove the additional nominees' names from the proxy card. Similarly, clarify Starboard's intentions with respect to the three Starboard nominees it seeks to elect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any questions. If you require further assistance, you may contact me at (202) 551-3757.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions